File No. ______________




                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended


                            WILMINGTON TRUST COMPANY,
                         not in its individual capacity,
                              but solely as Trustee

                        (Name of foreign utility company)


                        FIRST FIDELITY INTERNATIONAL BANK

                 (Name of filing company, if filed on behalf of

                           a foreign utility company)




ITEM 1
------

         Foreign utility status is claimed by a grantor trust established pursuant to a Trust Agreement (EWZ 1998-Mittelbunden 1) dated as of April 29, 1998 between Wilmington Trust Company, a Delaware banking corporation, not in its individual capacity but solely as trustee (the "Trustee") and First Fidelity International Bank, an Edge Act corporation organized under the laws of the United States ("First Fidelity"). The beneficial owner of the trust is First Fidelity. The Trustee will act as the head lessee and lessor of a hydro-electric power plant with a combined turbine capacity of approximately 67 MW net (the "Facility") located in Mittelbunden, a region in the center of the Canton of Grisons, Switzerland. The Facility is owned by the City of Zurich (the "City") and operated by its electricity authority ("Elektrizitatswerk der
Stadt Zurich" or "EWZ"). The City will be the head lessor and lessee of the Facility.

ITEM 2
------
         Not applicable.

EXHIBIT A
---------
         Not applicable.

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.




                                         By    /s/ Matthew B. Hamilton
                                            ----------------------------------
                                                Matthew B. Hamilton
                                                Vice President


Date:  April 29, 1998